Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On May 15, 2015, Integrys Energy Group, Inc. posted the following May Company Update presentation to its website.

         Company Update – May 2015      May 2015  COMPANY PRESENTATION    Connect With Us:@TEGinvestors on

Index

3. Condensed Commentary on Forward-Looking Statements
4. Wisconsin Energy/Integrys Energy Group Transaction Overview
5. Integrys Energy Group – A Leading Midwest Energy Company
6. Regulated Investment Growth Opportunities
7. Electric Transmission Investment Overview – American Transmission Company (ATC)
8. DUKE American Transmission Co.™
9. 74 Consecutive Years of Dividends
10. Key Investment Highlights
11. Appendix
12. Regulated Operations Map
13. Regulated Utilities – Regulatory Rate Base and Return on Equity
14. Regulated Utilities – Statistics
15. Wisconsin Public Service – Michigan Retail Electric Jurisdiction – 2015 General Rate Case – Final
16. Wisconsin Public Service – Wisconsin Retail Jurisdiction – 2016 General Rate Case – As Filed
17. Innovative Ratemaking
18. State Regulatory Commissions in Jurisdictions Served by Integrys Energy Group
19. Estimated Capital Expenditures
20. Estimated Utility Depreciation and Amortization
21. Financing Summary
22. Integrys Long-Term Debt Maturities
23. Integrys Credit Ratings
24. Disclosure of Full Forward-Looking Statements
25. Additional Information and Where to Find It

Company Update – May 2015

2

 Company Update – May 2015        In this presentation, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct.Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014, as may be amended or supplemented in Part II, Item 1A of our subsequently filed Quarterly Reports on Form 10-Q. Other risks and uncertainties are set forth in greater detail in the aforementioned filing with the United States Securities and Exchange Commission and in Slide 24 in the Appendix. You are encouraged to read and understand the disclaimers set forth in these filings.All forward-looking statements included in this presentation are based upon information presently available, and we, except to the extent required by the federal securities laws, undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.  3  Condensed Commentary onForward-Looking Statements

Wisconsin Energy/Integrys Energy Group Transaction Overview

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- Definitive agreement announced June 23, 2014
- Fixed exchange ratio of 1.128 WEC shares per TEG share
- $18.58 cash consideration for each TEG share
- Approvals received:
  - Hart-Scott-Rodino – Approval received October 24, 2014
  - WEC and TEG shareholders – Approval received November 21, 2014
  - Federal Energy Regulatory Commission (FERC) – April 7, 2015
  - Federal Communications Commission – April 13, 2015
  - Michigan Public Service Commission – April 23, 2015
- Approvals required:
  - Wisconsin (verbal approval received April 30, 2015)
  - Illinois and Minnesota
- Expect to close by end of summer 2015

Company Update – May 2015

4

 Company Update – May 2015        Integrys Energy Group –A Leading Midwest Energy Company        People creating a premier and growing energy company                          Regulated Electric      Regulated Natural Gas    Electric Transmission Investment    Holding Company and Other                *    *Integrys Energy Group owned approximately 34% of American Transmission Company, LLC at December 31, 2014.          5

 Company Update – May 2015        Regulated Investment Growth Opportunities            6  * 2013 equity earnings deferred for GAAP purposes** Integrys would be responsible for up to 34% of this amount  Selected Major Project by Segment (Through 2023)  2012  2013  2014  2015  2016  2017  2018  2019  2020  2021  2022  2023  Regulated ElectricColumbia environmental upgrade ($225 million) Fox Energy Center acquisition ($440 million) *Weston 3 environmental upgrade (ReACT™ $345 million)System Modernization and Reliability Project (SMRP $220 million)Fox 3 – 400 MW, natural gas-fired, combined cycle plant ($517 million)Potential expansion of SMRPRegulated Natural GasChicago pipeline infrastructure (AMRP $2.2 billion to $2.6 billion)Electric TransmissionAmerican Transmission Company ($3.3 billion to $3.9 billion) **

Company Update – May 2015

Electric Transmission Investment Overview – American Transmission Company (ATC)


American Transmission Company LLC

AMERICAN TRANSMISSION COMPANY®

www.atcllc.com

- Meets electric needs of more than **five million people** in 72 counties in four states: Wisconsin, Michigan, Minnesota and Illinois
- **$3.6 billion** in total assets
- **$3.3 to $3.9 billion** over the next 10 years per plan announced October 2014 (excludes **DUKE** American Transmission Co.™ projects)

http://www.atc10yearplan.com/wp-content/uploads/2014/10/TYA2014-FINAL.pdf

- Current authorized return on equity: 12.2% on 50% equity layer
  - Rate design includes:
    - Annual true-up mechanism
    - Current return on construction work in progress
  - Return on equity currently under challenge at FERC
- Integrys Energy Group is a 34% equity owner
  - Investment at March 31, 2015
    - $541.8 million gross


Ownership
Municipalities/ Cooperatives, 12%
Integrys Energy Group, 34%
Other Investor-owned Utilities, 54%

7

DUKE American Transmission Co.™

integrys

DATC

DUKE American Transmission Co.™


ZEPHYR POWER TRANSMISSION PROJECT
Eastern Wyoming to California and southwestern US
SAN LUIS TRANSMISSION PROJECT
Central California
PATH 15 TRANSMISSION LINE
Central California
PROJECT 7
Wisconsin/Illinois border
PROJECT 3
Northeastern Illinois to Northwest Indiana
PROJECT 6
South Central Wisconsin to Central Illinois
PROJECT 4
Northwestern Iowa to Central Illinois
PROJECT 1 North
South of Chicago
PROJECT 5
East of Indianapoli to Central Ohio
PROJECT 8
Cincinnati, OH
PROJECT 2
Central Illinois to Western Indiana
PROJECT 1 South
West of Indianapolis
WY
NE
UT
CA
NV
CO
KS
IA
IL
MO
KY
WV
MI
Midwest Portfolio

- Joint venture between Duke Energy and ATC (DATC)
  - Ownership is split 50/50 between Duke and ATC
- DATC has identified several investment opportunities
  - California's Path 15 transmission line (purchased interest on April 30, 2013)
  - Zephyr Power Transmission Project
  - San Luis Transmission Project
  - Other transmission projects throughout the United States

http://www.datcllc.com

Company Update – May 2015

8

 Company Update – May 2015        Chart has been adjusted for stock splits on June 22, 1964 and July 15, 1987.  74 Consecutive Years of Dividends                                                                                                                                                                        $3.00$2.50$2.00$1.50$1.00$0.50$0.00  9  1941194319451947194919511953195519571959196119631965196719691971197319751977197919811983198519871989199119931995199719992001200320052007200920112013

 Company Update – May 2015        Execution of our business plan for the regulated utilities remains on track as we continue to make prudent infrastructure investments for approved projectsOur 34% ownership in American Transmission Company continues to contribute to earningsProceeds from sale of Integrys Energy Services and Upper Peninsula PowerCompany will be redeployed into rate base investments at major utilitiesGiven our solid long-term business plan, our current dividend is sustainablePending merger with Wisconsin Energy will create the leading electric and natural gas utility in the Midwest offering significant benefits to customers and shareholders  10  Key Investment Highlights

       Appendix        11

 Company Update – May 2015        Regulated Operations Map    12

Regulated Utilities – Regulatory Rate Base and Return on Equity

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	PGL	NSG	MERC	MGU	WPS	
	PEOPLES GAS NATURAL GAS DELIVERY	NORTH SHORE GAS NATURAL GAS DELIVERY	MINNESOTA ENERGY RESOURCES	MICHIGAN GAS UTILITIES	WPS	
	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Electric
Retail last authorized, IL/MN Rate base/investment ($ millions)	1,670	217	190			
Allowed ROE	9.05%	9.05%	9.35%			
Authorized regulatory equity %	50.33%	50.48%	50.31%			
Date of decision	2/11/2015	2/11/2015	10/28/2014			
Retail last authorized, MI Rate base/investment ($ millions)				210 (1)	2	50.6
Allowed ROE				10.25%	14.25%	10.20%
Authorized regulatory equity %				48.62% (1)	42.40%	50.48%
Date of decision				11/14/2013	6/7/1983	4/23/2015
Retail last authorized, WI Rate base/investment ($ millions)					357 (2)	1,866 (2)
Allowed ROE					10.20%	10.20%
Authorized regulatory equity %					50.28%	50.28%
Date of decision					12/18/2014	12/18/2014
Wholesale last authorized Rate base/investment ($ millions)						293 (3)
Allowed ROE						
Authorized regulatory equity %						
Date of decision						

Notes:

(1) The MGU rate case was settled with no stated rate base value. $210 million corresponds to MGU's filed amount with deferred taxes included in the capital structure. Rate base would be $177 million, and the common equity ratio would be 50.12%, with deferred taxes in rate base.

(2) Wisconsin includes working capital.

(3) Service provided under FERC Tariff and Market-Based Rate Contracts, each of which is formula based.

Company Update – May 2015

13

 Company Update – May 2015        Regulated Utilities – Statistics  * Rate base includes working capital as the Wisconsin Commission handles it differently.            14  As of 12-31-2014  PGL  NSG  MERC  MGU  WPS                  Electric Customers          450,000    Natural Gas Customers  828,000  159,000  219,000  171,000  326,000    Generation capacity (megawatts)          2,660.0    Natural gas storage (billion cubic feet)  40.2      3.9      Employees  1,302  171  220  158  1,333    For the period ending 12-31-2014              Annual electric volumes (million megawatt-hours)          14.1    Annual natural gas throughput (billion cubic feet)  192.9  40.1  91.5  35.6  85.5                  Retail as of 12-31-2014 (Estimated)Rate base/investment ($ millions) – Illinois                Natural Gas  Natural Gas  Natural Gas  Natural Gas  Natural Gas  Electric    1,819  218          Rate base/investment ($ millions) – Wisconsin          378 *  1,808 *  Rate base/investment ($ millions) – Michigan        159  1  43  Rate base/investment ($ millions) – Minnesota      209        Wholesale as of 12-31-2014 (Estimated)              Rate base/investment ($ millions)            282

 Company Update – May 2015        Wisconsin Public Service – Michigan Retail Electric Jurisdiction – 2015 General Rate Case – Final  • New initial rates effective: April 24, 2015  15  Settlement filed with Michigan Public Service Commission on March 25, 2015 and approved on April 23, 2015.$4.0M revenue requirement 3-step increase ($1.3M to $1.4M or approximately 6% each year).ROE of 10.2%, 50.48% equity layer (with deferred taxes, deferred income tax credits, and capital structure adjustments in rate base),and $50.6M rate base.Monthly residential fixed charge increased from $9 to $12.  Filed on October 17, 2014 with a 2015 Test Year. Electric Retail WPS Filing Rate Increase Request $ 5.7 M 28.06%  Commission Approved Rate Increase $ 4.0 M 19.94%  Rate BaseReturn on Equity (%) Common Equity Layer (%)  $ 50.6 M10.60%50.48%  (With deferred taxes, deferred income tax credits, and capital structure adjustments in rate base.)  Key Items Supporting Rate Increase Request:General inflation99-megawatt Crane Creek wind project placed in service in 2009Fox Energy Center purchased in 2013Environmental upgrades  Rate Design Issues:Current Monthly Fixed ChargeProposed Monthly Fixed Charge  $ 9.00$ 12.00  Other:First base rate change request since 2007; third time since 1987• Three-step increase ($1.3M in 2015, $1.3M in 2016, $1.4M in 2017)  Website:http://www.wi s cons i npubl i cs ervi ce.com/compa ny/ra te_ca s eMI 2015.a s px

Wisconsin Public Service – Wisconsin Retail Jurisdiction – 2016 General Rate Case – As Filed

integrys

Docket No. 6690-UR-124 - Filed with a 2016 Test Year

Electric Retail	WPS Current Filing	WPS Rate Design Filing May 15, 2015
Rate Increase Request Rate Base	$ 96.9 M	
Return on Equity (%) Common Equity Layer (%)	$ 1,841.0 M	
Fixed Retail Monthly Customer Charge (currently $19.00)	10.20%	
	50.52%	
		$25.00

Key Items Supporting Rate Increase Request:

- General inflation
- Construction of the ReACT™ emission control technology at Weston 3
- System Modernization and Reliability project
- Technology upgrades at the Fox Energy Center

Natural Gas Retail	WPS Current Filing	WPS Rate Design Filing May 15, 2015
Rate Increase Request	$ 9.1 M	
Rate Base	$ 377.0 M	
Return on Equity (%)	10.20%	
Common Equity Layer (%)	50.52%	
Fixed Retail Monthly Customer Charge (currently $17.00)		$20.00

Key Items Supporting Rate Increase Request:

- General inflation
- Expiration of a decoupling refund in 2015
- Increased operating and maintenance costs

Website for 2016 General Rate Case:

http://www.wisconsinpublicservice.com/company/rate_case2016.aspx

Company Update – May 2015

16

Company Update – May 2015

Innovative Ratemaking

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Risk Reducing Measure In Place	PGL	NSG	MERC	MGU	WPS	
	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Electric	Natural Gas
Legislative Rider for Accelerated Main Replacement Program investment	IL Senate Bill 2266 approved and is now IL Public Act 98-0057; effective 2014 through 2023 with annual review					
Bad Debt Rider	2009 State Mandate – recovery back to 2008			Terminated after December 31, 2013		
Decoupling/Fixed Charge Recovery	Permanent effective in 2012 – annual recovery		Full decoupling, annual recovery, with 10% surcharge/credit cap effective January 1, 2013	Weather-normalized decoupling effective January 1, 2015	5-year pilot terminated after December 31, 2013 Monthly residential fixed charge increased from $10.40 to $19.00 effective January 1, 2015	5-year pilot terminated after December 31, 2013 Monthly residential fixed charge increased from $10.25 to $17.00 effective January 1, 2015
Fuel Cost Recovery	1-for-1 PGA recovery of prudent fuel costs				Fuel window – recovery/refund subject to ±2%	1-for-1 PGA recovery of prudent fuel costs
Manufactured Gas Plant Site Clean-up Costs	Yes – immediate recovery		No MGP sites	Yes – deferred recovery	N/A	Yes – deferred recovery
Formula-Based Rates on Wholesale Electric					Yes	

MGP = Manufactured gas plant; PGA = Purchased gas adjustment; PSCR = Power supply cost recovery

17

State Regulatory Commissions in Jurisdictions Served by Integrys Energy Group

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	Commissioner	Party Affiliation	Appointed By	Initial Date Appointed	Confirmed	Term Expires
Illinois – 5-year terms, party split required, appointment by governor, confirmation by State Senate http://www.icc.illinois.gov/cc/						
	Brien Sheahan, Chair	Republican	Governor Rauner	01-19-2015	Yes	01-19-2020
	Miguel del Valle	Democrat	Governor Quinn	02-13-2013	Yes	01-15-2018
	Sherina Maye	Independent	Governor Quinn	03-19-2013	Yes	01-15-2018
	Ann McCabe	Republican	Governor Quinn	03-16-2012	Yes	01-15-2017
	John Rosales	Democrat	Governor Rauner	03-13-2015	No	03-13-2020
Michigan – Staggered 6-year terms, party split required, appointment by governor, confirmation by State Senate http://michigan.gov/mpsc/0,4639,7-159-16400-40504--,00.html						
	John Quackenbush, Chair	Republican	Governor Snyder	09-15-2011	Yes	07-02-2017
	Sally Talberg	Independent	Governor Snyder	07-03-2013	Yes	07-02-2019
	Greg White	Independent	Governor Granholm	12-04-2009	Yes	07-02-2015
Minnesota – Staggered 6-year terms, party split required, appointment by governor, confirmation by State Senate http://mn.gov/puc/aboutus/commissioners/index.html						
	Beverly Jones Heydinger, Chair	Democrat	Governor Dayton	07-02-2012	Yes	01-02-2017
	John Tuma	Republican	Governor Dayton	01-28-2015	No	01-05-2021
	Nancy Lange	Democrat	Governor Dayton	02-11-2013	Yes	01-07-2019
	Dan Lipschultz	Democrat	Governor Dayton	01-07-2014	Yes	01-06-2020
	Betsy Wergin	Republican	Governor Pawlenty	08-01-2008	Yes	01-04-2016
Wisconsin – Staggered 6-year terms, appointment by governor, confirmation by State Senate http://psc.wi.gov/aboutUs/organization/commissioners.htm						
	Ellen Nowak, Chair	Republican	Governor Walker	07-05-2011	Yes	03-01-2019
	Mike Huebsch	Republican	Governor Walker	02-16-2015	Yes	03-01-2021
	Phil Montgomery	Republican	Governor Walker	04-04-2011	Yes	03-01-2017

Company Update – May 2015

18

 Company Update – May 2015        Estimated Capital Expenditures  19  American Transmission Company (equity contribution)  $ 17  $ 39  $ 46  $ 102  (Dollars in Millions)  2015  2016  2017  Total  Wisconsin Public Service Corporation  $ 387  $ 385  $ 456  $1,228  Peoples Gas  406  401  395  1,202  Minnesota Energy Resources  39  38  43  120  North Shore Gas  28  41  38  107   Michigan Gas Utilities    16    16    14    46    Subtotal for Utilities    $ 876    $ 881    $ 946    $ 2,703   Integrys Business Support  39  28  36  103   I ntegrys Transportation Fuels (Trillium CNG)    28    29    30    87    Total Anticipated Capital Expenditures    $ 943    $ 938    $ 1,012    $ 2,893

 Company Update – May 2015        Estimated Utility Depreciation and Amortization  20  Depreciation and Amortization By Company (Millions)    2015    2016    2017    Total   Wisconsin Public Service  $ 110  $ 141  $ 137  $ 388  Peoples Gas  116  124  127  367  Minnesota Energy Resources  11  11  12  34  North Shore Gas  11  13  13  37   Michigan Gas Utilities    9    10    10    29    Total for Utilities    $ 257    $ 299    $ 299    $ 855

Financing Summary

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- Provide adequate capital levels at a reasonable cost and maintain current credit ratings; see Slide 23 for credit rating details
- Transactions expected in 2015
  - Long-term debt
    - Wisconsin Public Service – approximately $250 million
    - Peoples Gas – approximately $200 million, including the August remarketing of the $50 million Series WW 2.625% debt
  - Equity
    - On a stand-alone basis, no new equity needed through at least 2015
    - Shares needed for stock investment, dividend reinvestment, and equity compensation plans to be purchased in open market

Company Update – May 2015

21

 Company Update – May 2015                                          $0  $100  $200  $300  2015  2016      2017PGL    2018WPS  2019    2020TEG  22  NSG  Millions  Integrys Long-Term Debt Maturities  NOTE: 2016 maturities exclude approximately $270 million of Integrys Energy Group hybrid debt securities which convert in that year to a floating rate and are callable at par. Integrys Energy Group has the option to retire the hybrids and reissue securities of similar equity content or allow them to remain outstanding until final maturity in 2066.

Integrys Credit Ratings

integrys

	Standard & Poor's	Moody's
Integrys Energy Group Issuer credit rating Senior unsecured debt Junior subordinated debt Commercial paper	A- BBB+ BBB A -2	N/A A3 Baa1 P-2
Wisconsin Public Service Issuer credit rating First mortgage bonds Senior secured debt Preferred stock Commercial paper	A- N/A A BBB A- 2	A1 Aa2 Aa2 A3 P-1
Peoples Gas Issuer credit rating Senior secured debt Commercial paper	A- N/A A-2	A2 Aa3 P-1
North Shore Gas Issuer credit rating	A-	A2

N/A = Not Applicable

Company Update – May 2015

23

Company Update – May 2015        In this presentation, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct.Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014, as may be amended or supplemented in Part II, Item 1A of our subsequently filed Quarterly Reports on Form 10-Q, and those identified below:The timing and resolution of rate cases and related negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting the regulated businesses;Federal and state legislative and regulatory changes, including deregulation and restructuring of the electric and natural gas utility industries, financial reform, health care reform, energy efficiency mandates, reliability standards, pipeline integrity and safety standards, and changes in tax and other laws and regulations to which we and our subsidiaries are subject;The possibility that the proposed merger with Wisconsin Energy Corporation does not close (including, but not limited to, due to the failure to satisfy the closing conditions), disruption fromthe proposed merger making it more difficult to maintain our business and operational relationships, and the risk that unexpected costs will be incurred during this process;The risk of terrorism or cyber security attacks, including the associated costs to protect our assets and respond to such events;The risk of failure to maintain the security of personally identifiable information, including the associated costs to notify affected persons and to mitigate their information security concerns;The timely completion of capital projects within estimates, as well as the recovery of those costs through established mechanisms;Unusual weather and other natural phenomena, including related economic, operational, and/or other ancillary effects of any such events;The impact of unplanned facility outages;The risks associated with changing commodity prices, particularly natural gas and electricity, and the available sources of fuel, natural gas, and purchased power, including their impact on margins, working capital, and liquidity requirements;The effects of political developments, as well as changes in economic conditions and the related impact on customer energy use, customer growth, and our ability to adequately forecastenergy use for our customers;Federal and state legislative and regulatory changes relating to the environment, including climate change and other environmental regulations impacting generation facilities and renewable energy standards;Costs and effects of litigation and administrative proceedings, settlements, investigations, and claims;Changes in credit ratings and interest rates caused by volatility in the financial markets and actions of rating agencies and their impact on our and our subsidiaries' liquidity and financing efforts;The ability to retain market-based rate authority;The effects, extent, and timing of competition or additional regulation in the markets in which our subsidiaries operate;The risk of financial loss, including increases in bad debt expense, associated with the inability of our and our subsidiaries' counterparties, affiliates, and customers to meet their obligations;The ability to use tax credit, net operating loss, and/or charitable contribution carryforwards;The investment performance of employee benefit plan assets and related actuarial assumptions, which impact future funding requirements;The risk associated with the value of goodwill or other intangible assets and their possible impairment;Potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed timely or within budgets;Changes in technology, particularly with respect to new, developing, or alternative sources of generation;The financial performance of ATC and its corresponding contribution to our earnings;The timing and outcome of any audits, disputes, and other proceedings related to taxes;The effectiveness of risk management strategies, the use of financial and derivative instruments, and the related recovery of these costs from customers in rates;The effect of accounting pronouncements issued periodically by standard-setting bodies; andOther factors discussed elsewhere herein and in other reports we file with the SEC.Except to the extent required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information,  future events, or otherwise.  24  Disclosure of Full Forward-Looking Statements

 Company Update – May 2015        Additional Information and Where to Find It  25  Additional Information and Where to Find ItIn connection with the proposed merger transaction between Wisconsin Energy Corporation (“Wisconsin Energy”) and Integrys Energy Group, Inc. (“Integrys”), Wisconsin Energy filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014.Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St. P.O. Box 1331 Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.